UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   N/A

PARKWAY PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	1-11533	74-2123597
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

One Jackson Place Suite 1000
188 East Capitol Street
P. O. Box 24647
Jackson, Mississippi 39225-4647
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code   (601) 948-4091

(Former name, former address and former fiscal year, if changed since last report)

FORM 8-K

PARKWAY PROPERTIES, INC.

Item 5. Other Events.

On August 28, 2003, Parkway Properties, Inc. ("Parkway") purchased the Peachtree Dunwoody Pavilion, a 366,000 square foot office building in Atlanta, Georgia. Parkway acquired the Peachtree Dunwoody Pavilion for a purchase price of $40 million plus $2 million in closing costs and anticipated first year capital expenditures and leasing commissions. The purchase was funded with proceeds from the tax-deferred sale of the BB&T Financial Center in Winston-Salem, North Carolina on August 1, 2003 and with proceeds from the issuance of common stock on March 24, 2003.

The Peachtree Dunwoody Pavilion consists of four buildings totaling 366,000 square feet on 20 acres with 1,157 surface parking spaces. Two of the buildings were constructed in 1976 and two in 1980 with over $2 million in capital upgrades since 2000. The properties are currently 88% leased to 24 customers, with three customers, Cox Communications, Auto Trader.com, a subsidiary of Cox Communications, and Beazer Homes, occupying approximately 50% of the properties.

On September 12, 2003, Parkway purchased the Wells Fargo Building, a 135,000 square foot, eight-story office building in the Northwest Freeway Corridor submarket of Houston, Texas. The property was acquired for $12 million plus $1 million in closing costs and anticipated first year capital expenditures and leasing commissions. The purchase was funded with proceeds from the issuance of common stock on March 24, 2003. The Wells Fargo Building was constructed in 1978 and is currently 91% leased to 18 customers, with four customers, Gulf States Financial, Liberty Mutual Insurance, Auto One Acceptance and Wells Fargo Bank, occupying approximately 63% of the building.

Item 7. Financial Statements and Exhibits.

(a)   Financial Statements

The following audited financial statement of the Peachtree Dunwoody Pavilion for the year ended December 31, 2002 is attached hereto. Also included is the unaudited financial statement for the six months ended June 30, 2003:

The following audited financial statement of the Wells Fargo Building for the year ended December 31, 2002 is attached hereto. Also included is the unaudited financial statement for the six months ended June 30, 2003:

 (b)   Pro Forma Consolidated Financial Statements

The following unaudited Pro Form Consolidated Financial Statements of Parkway are attached hereto:

 (c)   Exhibits
 (23)   Consent of Ernst & Young, LLP

Report of Independent Auditors

The Board of Directors
Parkway Properties, Inc.

We have audited the accompanying statement of rental revenues and direct operating expenses of the Peachtree Dunwoody Pavilion for the year ended December 31, 2002. This statement is the responsibility of management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of rental revenues and direct operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the basis of accounting and accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, for inclusion in a Form 8-K of Parkway Properties, Inc. and are not intended to be a complete presentation of the Peachtree Dunwoody Pavilion revenues and expenses.

In our opinion, the statement of rental revenue and direct operating expenses referred to above presents fairly, in all material respects, the rental revenues and direct operating expenses described in Note 2 of the Peachtree Dunwoody Pavilion for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

We have compiled the accompanying statement of rental revenues and direct operating expenses of the Peachtree Dunwoody Pavilion for the six months ended June 30, 2003 in accordance with the *Statement on Standards for Accounting and Review Services* issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting in the form of a financial statement information that is the representation of management. We have not audited or reviewed the statement of rental revenues and direct operating expenses of the Peachtree Dunwoody Pavilion for the six months ended June 30, 2003 and, accordingly; do not express an opinion or any other form of assurance on the statement.

Ernst & Young LLP

Jackson, Mississippi
October 29, 2003

Peachtree Dunwoody Pavilion

**Statements of Rental Revenues
and Direct Operating Expenses**

	Year Ended December 31, 2002	Six Months Ended June 30, 2003
		(unaudited)
Rental revenues:		
Minimum rents	$ 6,764,197	$ 3,169,785
Reimbursed charges	307,994	171,458
Other income	200,547	49,573
	7,272,738	3,390,816
Direct operating expenses:		
Administrative and miscellaneous expenses	393,227	147,549
Salaries and wages	452,408	220,034
Utilities	627,773	294,716
Janitorial services and supplies	344,125	157,526
Maintenance services and supplies	395,030	238,052
Security	193,668	96,236
Management fees	340,110	144,965
Real estate taxes	451,336	190,163
	3,197,677	1,489,241
Excess of rental revenues over direct operating expenses	$ 4,075,061	$ 1,901,575

See report of independent auditors and accompanying notes.

Peachtree Dunwoody Pavilion

**Notes to Statements of Rental Revenues
and Direct Operating Expenses**

December 31, 2002 and June 30, 2003

1. Organization and Significant Accounting Policies

Description of Property

On August 28, 2003, Parkway Properties, Inc. ("Parkway") purchased the fee simple interest in the Peachtree Dunwoody Pavilion office building located at 5575 Peachtree Dunwoody Road NE in Atlanta, Georgia from an unrelated party. The Peachtree Dunwoody Pavilion contains approximately 366,000 (unaudited) net rentable square feet of office space.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rental Revenue

Minimum rents from leases are accounted for ratably over the term of each lease. Tenant reimbursements are recognized as revenue as the applicable services are rendered or expenses incurred.

The future minimum rents on the Peachtree Dunwoody Pavilion's non-cancelable operating leases at December 31, 2002 are as follows:

Year	Amount
2003	$ 6,160,038
2004	5,723,011
2005	3,723,885
2006	2,141,052
2007	1,843,257
Thereafter	5,135,882
	$24,727,125

The above amounts do not include tenant reimbursements for utilities, taxes, insurance and common area maintenance.

See report of independent auditors.

As of December 31, 2002, Peachtree Dunwoody had two tenants that occupied a majority of the office space, approximately 98,000 square feet by Cox Communications and 63,000 square feet by AutoConnect, LLC.

2. Basis of Accounting

The accompanying statements of rental revenues and direct operating expenses are presented on the accrual basis. The statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain expenses not comparable to the proposed future operations of the Peachtree Dunwoody Pavilion such as depreciation and mortgage interest expense. Management is not aware of any material factors relating to the Peachtree Dunwoody Pavilion that would cause the reported financial information not to be necessarily indicative of future operating results.

3. Management Fees

Management fees of approximately 4.5% of revenues received from the operations of the Peachtree Dunwoody Pavilion were paid to an unrelated management company.

See report of independent auditors.

Report of Independent Auditors

The Board of Directors
Parkway Properties, Inc.

We have audited the accompanying statement of rental revenues and direct operating expenses of the Wells Fargo Building for the year ended December 31, 2002. This statement is the responsibility of management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of rental revenues and direct operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the basis of accounting and accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, for inclusion in a Form 8-K of Parkway Properties, Inc. and are not intended to be a complete presentation of the Wells Fargo Building revenues and expenses.

In our opinion, the statement of rental revenue and direct operating expenses referred to above presents fairly, in all material respects, the rental revenues and direct operating expenses described in Note 2 of the Wells Fargo Building for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

We have compiled the accompanying statement of rental revenues and direct operating expenses of the Wells Fargo Building for the six months ended June 30, 2003 in accordance with the *Statement on Standards for Accounting and Review Services* issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting in the form of a financial statement information that is the representation of management. We have not audited or reviewed the statement of rental revenues and direct operating expenses of the Wells Fargo Building for the six months ended June 30, 2003 and, accordingly, do not express an opinion or any other form of assurance on the statement.

Ernst & Young LLP

Jackson, Mississippi
October 29, 2003

Wells Fargo Building

Statements of Rental Revenues
and Direct Operating Expenses

	Year Ended December 31, 2002	Six Months Ended June 30, 2003
		(unaudited)
Rental revenues:		
Minimum rents	$ 2,009,904	$ 1,092,894
Reimbursed charges	120,851	26,848
Other income	117,945	20,983
	2,248,700	1,140,725
Direct operating expenses:		
Administrative and miscellaneous expenses	101,918	52,159
Salaries and wages	93,555	46,399
Utilities	225,531	135,187
Janitorial services and supplies	124,124	62,625
Maintenance services and supplies	109,037	55,896
Security	56,491	32,749
Management fees	71,754	37,500
Real estate taxes	313,522	159,554
	1,095,932	582,069
Excess of rental revenues over direct operating expenses	$ 1,152,768	$ 558,656

See report of independent auditors and accompanying notes.

Wells Fargo Building

**Notes to Statements of Rental Revenues
and Direct Operating Expenses**

December 31, 2002 and June 30, 2003

1. **Organization and Significant Accounting Policies**

Description of Property

On September 12, 2003, Parkway Properties, Inc. ("Parkway") purchased the fee simple interest in the Wells Fargo Building located in the Northwest Freeway Corridor submarket of Houston, Texas from an unrelated party. The Wells Fargo Building contains approximately 135,000 (unaudited) net rentable square feet of office space.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rental Revenue

Minimum rents from leases are accounted for ratably over the term of each lease. Tenant reimbursements are recognized as revenue as the applicable services are rendered or expenses incurred.

The future minimum rents on the Wells Fargo Building's non-cancelable operating leases at December 31, 2002 are as follows:

Year	Amount
2003	$ 1,995,164
2004	2,041,677
2005	1,752,269
2006	1,578,589
2007	925,406
Thereafter	1,138,233
	$ 9,431,338

The above amounts do not include tenant reimbursements for utilities, taxes, insurance and common area maintenance.

See report of independent auditors.

As of December 31, 2002, Wells Fargo had two tenants that occupied 39% of the office space, approximately 26,000 square feet by each Gulf States Financial Services and Liberty Mutual Insurance, respectively.

2. Basis of Accounting

The accompanying statements of rental revenues and direct operating expenses are presented on the accrual basis. The statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain expenses not comparable to the proposed future operations of the Wells Fargo Building such as depreciation and mortgage interest expense. Management is not aware of any material factors relating to the Wells Fargo Building that would cause the reported financial information not to be necessarily indicative of future operating results.

3. Management Fees

Management fees of approximately 3.5% of revenues received from the operations of the Wells Fargo Building were paid to an unrelated management company.

See report of independent auditors.

PARKWAY PROPERTIES, INC.

Pro Forma Consolidated Financial Statements
(Unaudited)

The following unaudited pro forma consolidated balance sheet as of June 30, 2003 and pro forma consolidated statements of income of Parkway Properties, Inc. ("Parkway") for the year ended December 31, 2002 and six months ended June 30, 2003 give effect to the recent purchases of Parkway listed below for the periods stated. The pro forma consolidated financial statements have been prepared by management of Parkway based upon the historical financial statements of Parkway and the adjustments and assumptions in the accompanying notes to the pro forma consolidated financial statements.

The pro forma consolidated balance sheet sets forth the effect of Parkway's purchase of the Peachtree Dunwoody Pavilion and the Wells Fargo Building and Parkway's sale of the BB&T Financial Center as if they had been consummated on June 30, 2003.

The pro forma consolidated statements of income set forth the effects of Parkway's purchases of the buildings listed below as if each had been consummated on January 1, 2002.

Building	Date of Purchase
Citrus Center	02/11/03
Peachtree Dunwoody Pavilion	08/28/03
Wells Fargo Building	09/12/03

In addition to the purchases listed above, the pro forma consolidated statement of income sets forth the effect of the sale of 690,000 shares of common stock on March 24, 2003 and the sale of the BB&T Financial Center on August 1, 2003 as if these transactions had occurred on January 1, 2002.

These pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the transactions had occurred on the dates indicated or which may be obtained in the future. The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes of Parkway included in its annual report on Form 10-K for the year ended December 31, 2002.

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2003
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (1-3) (In thousands)	Parkway Pro Forma
Assets			
Real estate related investments:			
Office and parking properties	$ 778,837	$ 25,876	$ 804,713
Accumulated depreciation	(107,772)	4,463	(103,309)
	671,065	30,339	701,404
Land held for sale	3,528	-	3,528
Note receivable from Moore Building Associates LP	5,996	-	5,996
Mortgage loans	866	-	866
Investment in unconsolidated joint ventures	20,036	-	20,036
	701,491	30,339	731,830
Interest, rents receivable and other assets	30,221	(863)	29,358
Cash and cash equivalents	2,955	-	2,955
	$ 734,667	$ 29,476	$ 764,143
Liabilities			
Notes payable to banks	$ 67,918	$ 36,204	$ 104,122
Mortgage notes payable without recourse	239,822	(11,269)	228,553
Accounts payable and other liabilities	31,117	(626)	30,491
	338,857	24,309	$ 363,166
Stockholders' Equity			
8.34% Series B Cumulative Convertible Preferred stock, $.001 par value, 2,142,857 shares authorized, issued and outstanding	75,000	-	75,000
Series C Preferred stock, $.001 par value, 400,000 shares authorized, no shares issued	-	-	-
8.00% Series D Preferred stock, $.001 par value, 2,400,000 shares authorized, issued and outstanding	58,094	-	58,094
Common stock, $.001 par value, 65,057,143 shares authorized, 10,327,395 shares issued and outstanding	10	-	10
Excess stock, $.001 par value, 30,000,000 shares authorized, no shares issued	-	-	-
Common stock held in trust, at cost, 128,000 shares	(4,321)	-	(4,321)
Additional paid-in capital	234,889	-	234,889
Unearned compensation	(4,313)	-	(4,313)
Accumulated other comprehensive loss	(110)	-	(110)
Retained earnings	36,561	5,167	41,728
	395,810	5,167	400,977
	$ 734,667	$ 29,476	$ 764,143

See accompanying notes

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (4)		Parkway Pro Forma	
		(In thousands, except per share data)			
Revenues					
Income from office and parking properties	$152,442	$ 10,885	(a)	$163,327	
Management company income	1,197	327	(e)	1,524	
Interest on note receivable from Moore Building Associates LP	895	-		895	
Incentive management fee from Moore Building Associates LP	325	-		325	
Other income and deferred gains	401	-		401	
Total Revenues	155,260	11,212		166,472	
Expenses					
Office and parking properties:					
Operating expense	65,942	5,549	(a)	71,491	
Interest expense:					
Contractual	18,766	389	(c)	19,155	
Prepayment expenses	833	-		833	
Amortization of loan costs	240	(6)	(c)	234	
Depreciation and amortization	27,412	1,172	(a)	28,584	
Operating expense for other real estate properties	34	-		34	
Interest expense on bank notes:					
Contractual	6,055	298	(d)	6,353	
Amortization of loan costs	592	-		592	
Management company expenses	416	-		416	
General and administrative	5,029	141	(e)	5,170	
Total Expenses	125,319	7,543		132,862	
Income before equity in earnings, gain (loss) , minority interest					
and discontinued operations	29,941	3,669		33,610	
Equity in earnings of unconsolidated joint ventures	824	-		824	
Gain (loss) on sale of joint venture interest and real estate	(474)	4,195	(e)	3,721	
Impairment loss on office property	(1,594)	-		(1,594)	
Minority interest - unit holders	(2)	-		(2)	
Income before discontinued operations	28,695	7,864		36,559	
Discontinued operations:					
Income from discontinued operations	47	-		47	
Gain on sale of real estate from discontinued operations	770	-		770	
Net income	29,512	7,864		37,376	
Change in market value of interest rate swap	1,524	-		1,524	
Comprehensive income	$ 31,036	$ 7,864		$ 38,900	
Net income available to common stockholders:					
Net income	$ 29,512	$ 7,864		$ 37,376	
Dividends on preferred stock	(5,797)	-		(5,797)	
Dividends on convertible preferred stock	(6,257)	-		(6,257)	
Net income available to common stockholders	$ 17,458	$ 7,864		$ 25,322	
Net income per common share:					
Basic:					
Income before discontinued operations	$ 1.78	-		$ 2.45	
Discontinued operations	.09	-		.08	
Net income	$ 1.87	-		$ 2.53	(6)
Diluted:					
Income before discontinued operations	$ 1.75	-		$ 2.41	
Discontinued operations	.09	-		.08	
Net income	$ 1.84	-		$ 2.49	(6)
Dividends per common share	$ 2.56			$ 2.56	
Weighted average shares outstanding:					
Basic	9,312	690		10,002	(6)
Diluted	9,480	690		10,170	(6)

See accompanying notes.

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (4)		Parkway Pro Forma	
		(In thousands, except per share data)			
Revenues					
Income from office and parking properties	$ 72,219	$ 2,890	(b)	$ 75,109	
Management company income	1,142	61	(e)	1,203	
Interest on note receivable from Moore Building Associates LP	406	-		406	
Incentive management fee from Moore Building Associates LP	155	-		155	
Other income and deferred gains	487	-		487	
Total Revenues	74,409	2,951		77,360	
Expenses					
Office and parking properties:					
Operating expense	32,379	1,444	(b)	33,823	
Interest expense:					
Contractual	8,026	(275)	(c)	7,751	
Amortization of loan costs	132	(3)	(c)	129	
Depreciation and amortization	13,952	295	(b)	14,247	
Operating expense for other real estate properties	20	-		20	
Interest expense on bank notes:					
Contractual	1,523	35	(d)	1,558	
Amortization of loan costs	364	-		364	
Management company expenses	241	-		241	
General and administrative	2,144	61	(e)	2,205	
Total Expenses	58,781	1,557		60,338	
Income before equity in earnings, gain and					
minority interest	15,628	1,394		17,022	
Equity in earnings of unconsolidated joint ventures	1,054	-		1,054	
Gain on sale of joint venture interest and real estate	5,641	-		5,641	
Minority interest - unit holders	(1)	-		(1)	
Net Income	22,322	1,394		23,716	
Change in market value of interest rate swap	60	-		60	
Comprehensive income	$ 22,382	$ 1,394		$ 23,776	
Net income available to common stockholders:					
Net income	$ 22,322	$ 1,394		$ 23,716	
Original issue costs associated with redemption of preferred stock	(2,619)	-		(2,619)	
Dividends on preferred stock	(2,952)	-		(2,952)	
Dividends on convertible preferred stock	(3,128)	-		(3,128)	
Net income available to common stockholders	$ 13,623	$ 1,394		$ 15,017	
Net income per common share:					
Basic	$ 1.38	-		$ 1.48	(6)
Diluted	$ 1.36	-		$ 1.45	(6)
Dividends per common share	$ 1.30	-		$ 1.30	
Weighted average shares outstanding:					
Basic	9,839	312		10,151	(6)
Diluted	10,039	312		10,351	(6)

See accompanying notes

PARKWAY PROPERTIES, INC.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

1.   On August 1, 2003, the Company sold its investment in the BB&T Financial Center in Winston-Salem, North Carolina to an unrelated third party for $27.5 million plus the assumption of future tenant improvements of approximately $500,000. Parkway will continue to manage and lease the property under a ten-year management agreement and received an acquisition fee of $186,000. The Company expects to record a gain for financial reporting purposes of approximately $5 million on the sale in the third quarter of 2003. The taxable gain from this transaction will be deferred through a Section 1031 like-kind exchange and, accordingly, no special dividend of the capital gain will be required.   Proceeds of $11,201,000 were applied toward the early extinguishment of the 7.3% mortgage secured by the BB&T Financial Center and the remaining proceeds were applied toward the purchase of the Peachtree Dunwoody Pavilion.

2.   On August 28, 2003, the Company purchased the fee simple interest in the Peachtree Dunwoody Pavilion office building located at 5575 Peachtree Dunwoody Road NE in Atlanta, Georgia for $40 million. The total purchase price, including closing costs, anticipated first year capital expenditures and leasing commissions, is expected to be approximately $42 million.

3.   On September 12, 2003, the Company purchased the fee simple interest in the Wells Fargo Building located n the Northwest Freeway Corridor submarket of Houston, Texas for $12 million. The total purchase price, including closing costs, anticipated first year capital expenditures and leasing commissions, is expected to be approximately $13 million.

4.   The pro forma adjustments to the Consolidated Statement of Income for the year ended December 31, 2002 and six months ended June 30, 2003 set forth the effects of Parkway's purchase of the following buildings as if they had been consummated on January 1, 2002.

Building	Date of Purchase
Citrus Center	02/11/03
Peachtree Dunwoody Pavilion	08/28/03
Wells Fargo Building	09/12/03

These pro forma adjustments are detailed below for the year ended December 31, 2002 and six months ended June 30, 2003.

The effect on income and expenses from real estate properties is as follows (in thousands):

(a) For the year ended December 31, 2002:

	Revenue	Expenses	
	Income From Real Estate Properties	Real Estate Owned	
		Operating Expense	Depreciation Expense
Citrus Center	$ 6,033	$ 2,841	$ 741
Sale of BB&T Financial Center	(4,670)	(1,586)	(739)
Peachtree Dunwoody Pavilion	7,273	3,198	900
Wells Fargo Building	2,249	1,096	270
	$ 10,885	$ 5,549	$ 1,172

Depreciation is provided by the straight-line method over the estimated useful life (40 years for buildings and 5 - 15 years for building improvements).

(b) For the six months ended June 30, 2003:

	Revenue	Expenses	
	Income From Real Estate Properties	Real Estate Owned	
		Operating Expense	Depreciation Expense
Citrus Center	$ 626	$ 159	$ 83
Sale of BB&T Financial Center	(2,268)	(786)	(373)
Peachtree Dunwoody Pavilion	3,391	1,489	450
Wells Fargo Building	1,141	582	135
	$ 2,890	$ 1,444	$ 295

Depreciation is provided by the straight-line method over the estimated useful life (40 years for buildings and 5 - 15 years for building improvements).

(c)   Pro forma interest expense on real estate owned reflects interest and loan cost amortization on non-recourse debt assumed upon purchase and the extinguishment of debt from the sale proceeds of the BB&T Financial Center as if in place January 1, 2002 and is detailed below (in thousands).

Property/Placement Date/Rate	Debt	Year Ended 12/31/02	Six Months Ended 06/30/03
Debt assumed in Citrus Center purchase 02/03 6.00%	$ 21,153	$1,269	$ 143
Proceeds from sale of BB&T Financial Center 08/03 7.30%	(11,201)	(886)	(421)
	$ 9,952	$ 383	$ (278)

(d)   The pro forma effect of the Citrus Center Purchase and the Wells Fargo Building Purchase on interest expense on notes payable to banks was $298,000 for the year ended December 31, 2002 and $35,000 for the six months ended June 30, 2003.

(e)   The pro forma effect of the sale of the BB&T Financial Center on gain on sale of real estate is $4,195,000 for the year ended December 31, 2002. The pro forma effect of the acquisition fee earned on the sale of the BB&T Financial Center on management company income is $186,000 for the year ended December 31, 2002.

5.   No additional income tax expenses were provided because of the Company's net operating loss carryover and status as a REIT.

6.   Diluted net income per share for the year ended December 31, 2002 and six months ended June 30, 2003 were $1.84 and $1.36, respectively, based on diluted weighted average shares outstanding of 9,480,000 and 10,039,000, respectively.

Pro Forma diluted net income per share for the year ended December 31, 2002 and the six months ended June 30, 2003 reflect the sale of 690,000 shares of common stock on March 24, 2003 as if the shares had been sold on January 1, 2002 and was $2.49 and $1.45, respectively, based on pro forma diluted weighted average shares outstanding of 10,170,000 and 10,351,000, respectively.

FORM 8-K

PARKWAY PROPERTIES, INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: October 31, 2003   PARKWAY PROPERTIES, INC.

BY: /s/ Mandy M. Pope
       Mandy M. Pope, CPA
       Chief Accounting Officer